Exhibit 99.1

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND 2018

(Presented in thousands of United States dollars, unless otherwise stated)

Fortuna Silver Mines Inc.

Condensed Interim Consolidated Income Statements

(Unaudited - Presented in thousands of US dollars, except per share amounts)

	Three months ended March 31,
	2019	2018
Sales (note 22)	$58,991	$70,442
Cost of sales (note 23)	37,504	39,105
Mine operating income	21,487	31,337

Selling, general and administration (note 24)	6,521	6,895
Exploration and evaluation	186	69
Share of loss (income) of equity-accounted investee (note 10)	71	(241)
Foreign exchange loss	3,662	2,176
Other expenses	134	10
	10,574	8,909
Operating Income	10,913	22,428

Interest and finance income (costs), net (note 25)	143	(480)
Gain (loss) on financial assets and liabilities carried at fair value	(1,561)	372
	(1,418)	(108)
Income before taxes	9,495	22,320

Income tax
Current income tax expense	8,601	9,746
Deferred income tax expense	(1,349)	(1,180)
	7,252	8,566

Net income for the period	$2,243	$13,754

Earnings per share (note 21)
Basic	$0.01	$0.09
Diluted	$0.01	$0.09

Weighted average number of common shares outstanding (000's)
Basic	159,971	159,637
Diluted	162,332	159,770

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Comprehensive Income

(Unaudited - Presented in thousands of US dollars)

	Three months ended March 31,
	2019	2018
Net income for the period	$2,243	$13,754

Items that will remain permanently in other comprehensive income:
Changes in fair value of marketable securities, net of $nil tax	-	(68)
Items that may in the future be reclassified to profit or loss:
Changes in fair value of hedging instruments, net of $nil tax	(261)	(106)
Total other comprehensive income for the period	(261)	(174)
Comprehensive income for the period	$1,982	$13,580

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Financial Position

(Unaudited - Presented in thousands of US dollars)

	March 31,	December 31,
	2019	2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$112,941	$90,503
Short term investments	-	72,824
Accounts and other receivables (note 5)	38,731	32,769
Inventories (note 6)	17,104	14,386
Other current assets (note 7)	6,361	7,341
Assets held for sale (note 11)	1,072	1,097
	176,209	218,920
NON-CURRENT ASSETS
Mineral properties and exploration and evaluation assets (note 8)	319,672	312,800
Plant and equipment (note 9)	221,783	192,200
Investment in associates (note 10)	4,206	4,277
Long-term receivables (note 12)	20,318	15,241
Deposits and advances to contractors (note 13)	54,530	43,079
Total assets	$796,718	$786,517

LIABILITIES
CURRENT LIABILITIES
Trade and other payables (note 14)	$52,443	$48,734
Income taxes payable	4,602	8,358
Current portion of closure and reclamation provisions (note 18)	1,377	841
Current portion of lease obligations (notes 3 and 16)	6,533	3,395
	64,955	61,328
NON-CURRENT LIABILITIES
Credit facility	69,338	69,302
Other liabilities (note 17)	1,176	1,166
Deferred tax liabilities	30,095	31,444
Closure and reclamation provisions (note 18)	15,841	15,102
Lease obligations (notes 3 and 16)	9,373	5,371
Total liabilities	190,778	183,713

EQUITY
Share capital (note 20)	421,565	420,467
Reserves	18,741	18,946
Retained earnings	165,634	163,391
Total equity	605,940	602,804

Total liabilities and equity	$796,718	$786,517

/s/ Jorge Ganoza Durant	/s/ Kylie Dickson
Jorge Ganoza Durant	Kylie Dickson
Director	Director

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Cashflows

(Unaudited - Presented in thousands of US dollars)

	Three months ended March 31,
	2019	2018
OPERATING ACTIVITIES
Net income for the period	$2,243	$13,754
Items not involving cash
Depletion and depreciation	9,909	10,644
Accretion	176	178
Income tax	7,252	8,566
Share based payments expense, net of cash settlements	(64)	(3,152)
Share of loss (income) of equity-accounted investee (note 10)	71	(241)
Unrealized foreign exchange losses	114	924
Unrealized foreign exchange losses, Lindero Project	2,886	-
Unrealized loss (gain) on financial assets carried at fair value	2,338	(1,366)
Write-downs and other	20	673
	24,945	29,980
Accounts and other receivables	(5,803)	6,960
Prepaid expenses	380	287
Inventories	(1,798)	(799)
Trade and other payables	243	(1,454)
Closure and rehabilitation payments	(126)	(103)
Cash provided by operating activities	17,841	34,871
Income taxes paid	(13,999)	(15,180)
Interest paid	(1,249)	(379)
Interest received	1,341	768
Net cash provided by operating activities	3,934	20,080

INVESTING ACTIVITIES
Purchases of short-term investments	-	(46,296)
Redemptions of short-term investments	71,483	28,732
Expenditures on Lindero Project	(24,382)	(2,237)
Additions to mineral properties, plant and equipment	(9,216)	(8,968)
Deposits and advances to contractors	(9,801)	(2,133)
Proceeds from sale of assets	225	-
Additions to long-term receivables	(7,928)	-
Cash provided by (used in) investing activities	20,381	(30,902)

FINANCING ACTIVITIES
Transaction costs on debt modification	-	(792)
Payments of lease obligations	(1,929)	(543)
Cash used by financing activities	(1,929)	(1,335)
Effect of exchange rate changes on cash and cash equivalents	52	66
Increase (decrease) in cash and cash equivalents during the period	22,438	(12,091)
Cash and cash equivalents, beginning of the period	90,503	183,074
Cash and cash equivalents, end of the period	$112,941	$170,983

Cash and cash equivalents consist of:
Cash	$18,174	$43,228
Cash equivalents	94,767	127,755
Cash and cash equivalents, end of the period	$112,941	$170,983

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Condensed Interim Consolidated Statements of Changes in Equity

(Unaudited - Presented in thousands of US dollars, except for share amounts)

	Share capital		Reserves
	Number of common shares	Amount	Equity reserve	Hedging reserve	Fair value reserve	Foreign currency reserve	Retained earnings	Total equity
Balance at January 1, 2019	159,939,595	$420,467	$17,882	$(9)	$(42)	$1,115	$163,391	$602,804
Total comprehensive income
Net income for the period	-	-	-	-	-	-	2,243	2,243
Other comprehensive loss	-	-	-	(261)	-	-	-	(261)
Total comprehensive income	-	-	-	(261)	-	-	2,243	1,982

Transactions with owners of the Company
Shares issued for share units	233,753	1,098	(1,098)	-	-	-	-	-
Share-based payments (note 19 and 20)	-	-	1,155	-	-	-	-	1,155
	233,753	1,098	57	-	-	-	-	1,155

Balance at March 31, 2019	160,173,348	$421,565	$17,939	$(270)	$(42)	$1,115	$165,634	$605,940

Balance at January 1, 2018	159,636,983	$418,168	$14,726	$147	$27	$1,115	$129,401	$563,584
Total comprehensive income
Net income for the period	-	-	-	-	-	-	13,754	13,754
Other comprehensive loss	-	-	-	(106)	(68)	-	-	(174)
Total comprehensive income	-	-	-	(106)	(68)	-	13,754	13,580

Transactions with owners of the Company
Share-based payments (note 19 and 20)	-	-	692	-	-	-	-	692
	-	-	692	-	-	-	-	692

Balance at March 31, 2018	159,636,983	$418,168	$15,418	$41	$(41)	$1,115	$143,155	$577,856

The accompanying notes are an integral part of these financial statements.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

1.	Reporting Entity

Fortuna Silver Mines Inc. and its subsidiaries (the “Company”) is a publicly traded company incorporated and domiciled in British Columbia, Canada.

The Company is engaged in precious and base metal mining and related activities in Latin America, including exploration, extraction, and processing. The Company operates the Caylloma silver, lead, and zinc mine (“Caylloma”) in southern Peru and the San Jose silver and gold mine (“San Jose”) in southern Mexico, and is developing the Lindero Gold Project (“Lindero Project”) in northern Argentina.

Its common shares are listed on the New York Stock Exchange under the trading symbol FSM, and on the Toronto Stock Exchange under the trading symbol FVI.

The Company’s registered office is located at Suite 650, 200 Burrard Street, Vancouver, Canada, V6C 3L6.

2.	Basis of Presentation

Statement of Compliance

These unaudited condensed interim consolidated financial statements (“interim financial statements”) were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including IAS 34 Interim Financial Reporting. They do not include all the information required for full annual financial statements. These interim financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2018, which includes information necessary for understanding the Company’s business and financial presentation.

The same accounting policies and methods of computation are followed in these interim financial statements as compared with the most recent annual financial statements, except for the adoption of new standards effective as of January 1, 2019 (Note 3). The Company has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

On May 13, 2019, the Company's Board of Directors approved these interim financial statements for issuance.

Presentation and Functional Currency

These interim financial statements are presented in United States Dollars (“$” or “US$” or “US dollars”), which is the functional currency of the Company. Reference to C$ are to Canadian dollars. All amounts in these financial statements have been rounded to the nearest thousand US dollars, unless otherwise stated.

Basis of Measurement

These interim financial statements have been prepared on a historical cost basis, except for those assets and liabilities that are measured at fair value (Note 27) at the end of each reporting period.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

3.	Significant Accounting Policies and Adoption of New Accounting Standards

a)  IFRS 16 Leases

The Company adopted IFRS 16 effective January 1, 2019. The following is the new accounting policy for leases under IFRS 16.

At inception, the Company assesses whether a contract contains an embedded lease. A contract contains a lease when the contract conveys a right to control the use of an identified asset for a period of time in exchange for consideration.

The Company, as lessee, is required to recognize a right-of-use asset (“ROU asset”), representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The Company may elect to not apply IFRS 16 to leases with a term of less than 12 months or to low value assets, which is made on an asset by asset basis.

The Company recognizes a ROU asset and a lease liability at the commencement of the lease. The ROU asset is initially measured based on the present value of lease payments, plus initial direct cost, less any incentives received. It is subsequently measured at cost less accumulated depreciation, impairment losses and adjusted for certain remeasurements of the lease liability. The ROU asset is depreciated from the commencement date over the shorter of the lease term or the useful life of the underlying asset. The ROU asset is subject to testing for impairment if there is an indicator of impairment.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted by the interest rate implicit in the lease, or if that rate cannot be readily determined, the incremental borrowing rate. The incremental borrowing rate is the rate which the operation would have to pay to borrow over a similar term and with similar security, the funds necessary to obtain an asset of similar value to the ROU asset in a similar economic environment.

Lease payments included in the measurement of the lease liability are comprised of:

•	fixed payments, including in-substance fixed payments;
•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•	amounts expected to be payable under a residual value guarantee;
•	the exercise price under a purchase option that the Company is reasonably certain to exercise;
•	lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option; and
•	penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is subsequently increased by the interest cost on the lease liability and decreased by lease payments made. It is remeasured when there is a change in future lease payments arising from a change in an index or a rate, a change in the estimate of the amount expected to be payable under a residual value guarantee, or as appropriate, changes in the assessment of whether a purchase or extension option is reasonably certain to be exercised or a termination option is reasonably certain not to be exercised.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

Variable lease payments that do not depend on an index or a rate not included in the initial measurement of the ROU asset and lease liability are recognized as an expense in the consolidated statement of income in the period in which they are incurred.

The ROU assets are presented within “Plant and equipment” and the lease liabilities are presented in “Finance lease obligation” on the balance sheet.

b) Adoption of IFRS 16 Leases

Effective January 1, 2019, the Company adopted IFRS 16 using the modified retrospective approach. The comparative figures for the 2018 reporting period have not been restated and are accounted for under IAS 17, Leases, and IFRIC 4, Determining Whether an Arrangement Contains a Lease, as permitted under the specific transitional provisions in the standard.

The Company used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right of use asset and liabilities for leases with less than 12 months of lease term;
•	Excluded initial direct cost from measuring the right of use asset at the date of initial application; and
•	Used hindsight when determining the lease term if the contract contains an option to extend or terminate the lease.

At transition to IFRS 16, for leases classified as operating leases under IAS 17, the lease liabilities were measured at the present value of the remaining lease payments and discounted using each operation’s applicable incremental borrowing rate as of January 1, 2019. As a result, the Company, as a lessee, has recognized $7,316 within Lease Obligations representing its obligation to make lease payments. ROU assets of the same amount were recognized within Plant and Equipment, representing its right to use the underlying assets. The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 5.32%.

The Company leases various equipment that had previously been classified as finance leases under IAS 17. For these finance leases, the carrying amount of the ROU asset and the lease liability at January 1, 2019 were determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.

The following table summarizes the difference between operating lease commitments disclosed immediately preceding the date of initial application and lease liabilities recognized on the balance sheet at the date of initial application:

Operating lease obligations as at December 31, 2018	$2,553
Leases with lease term of 12 months or less and low value assets	(825)
Embedded leases identified in existing service contracts	6,162
Effect of discounting at incremental borrowing rate	(574)
Lease liabilities recognized as at January 1, 2019	7,316
Lease liabilities from finance leases previously recorded in lease obligations	8,767
Total lease liabilities as at January 1, 2019	16,083
Less current portion	6,120
Non-current portion	$9,963

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

c) Adoption of IFRIC 23 Uncertainty over Income Tax Treatments

This interpretation sets out how to determine the accounting for a tax position when there is uncertainty over income tax treatments. At January 1, 2019, the Company adopted this standard and there was no impact on its interim financial statements.

4.	Use of Estimates, Assumptions and Judgements

The preparation of these interim financial statements requires management to make estimates, assumptions and judgements that affect the reported amounts of assets and liabilities at the balance sheet date and reported amounts of expenses during the reporting period. Such estimates, assumptions and judgements are, by their nature, uncertain. Actual outcomes could differ from these estimates.

The impact of such estimates, assumptions and judgements are pervasive throughout the interim financial statements and may require accounting adjustments based on future occurrences. Revisions to accounting estimates are recognized in the period in which the estimate is revised and are accounted for prospectively.

In preparing these interim financial statements for the three months ended March 31, 2019, the Company applied the critical estimates, assumptions and judgements as disclosed in note 4 of its audited consolidated financial statements for the year ended December 31, 2018, except for the new significant estimates, assumptions and judgements related to lessee accounting under IFRS 16, which are described below.

Significant estimates, assumptions and judgements made by management on adoption of IFRS 16 Leases primarily included judgement about whether the lease conveys the right to use a specific asset, whether the Company obtains substantially all of the economic benefits from the use of the asset, whether the Company has the right to direct the use of the asset, evaluating the appropriate discount rate to use to discount the lease liability for each lease or groups of assets, and to determine the lease term where a contract includes renewal options. Significant estimates, assumptions and judgements over these factors would affect the present value of the lease liabilities, as well as the associated amount of the ROU asset.

5.	Accounts and Other Receivables

	March 31,	December 31,
	2019	2018
Trade receivables from concentrate sales	$31,439	$28,132
Advances and other recoverables	3,287	3,179
Value added taxes recoverable	4,005	1,458
Accounts and other receivables	$38,731	$32,769

The Company’s trade receivables from concentrate sales are expected to be collected in accordance with the terms of the existing concentrate sales contracts with its customers and no amounts were past due at March 31, 2019 or December 31, 2018.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

6.	Inventories

	March 31,	December 31,
	2019	2018
Concentrate stockpiles	$3,563	$1,671
Ore stockpiles	4,469	3,166
Materials and supplies	9,072	9,549
Inventories	$17,104	$14,386

During the three months ended March 31, 2019, the Company expensed $36,805 (three months ended March 31, 2018 – $38,473) of inventories to cost of sales.

7.	Other current assets

	March 31,	December 31,
	2019	2018
Derivative assets	$309	$2,646
Income tax recoverable	1,674	136
Prepaid expenses	4,378	4,559
Other current assets	$6,361	$7,341

8.	Mineral Properties and Exploration and Evaluation Assets

	Depletable		Not depletable
	Caylloma	San Jose	Lindero	Other	Total
COST
Balance at December 31, 2018	$121,625	$175,609	$155,854	$7,797	$460,885
Additions	2,118	1,752	6,309	875	11,054
Changes in closure and reclamation provision	105	86	906	-	1,097
Balance at March 31, 2019	$123,848	$177,447	$163,069	$8,672	$473,036

ACCUMULATED DEPLETION
Balance at December 31, 2018	$68,207	$79,878	$-	$-	$148,085
Depletion	1,397	3,882	-	-	5,279
Balance at March 31, 2019	$69,604	$83,760	$-	$-	$153,364

Net Book Value at March 31, 2019	$54,244	$93,687	$163,069	$8,672	$319,672

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Depletable		Not depletable
	Caylloma	San Jose	Lindero	Other	Total
COST
Balance at December 31, 2017	$112,669	$164,198	$140,154	$4,150	$421,171
Additions	8,240	12,035	14,782	3,647	38,704
Changes in closure and reclamation provision	716	(624)	918	-	1,010
Balance at December 31, 2018	$121,625	$175,609	$155,854	$7,797	$460,885

ACCUMULATED DEPLETION
Balance at December 31, 2017	$61,053	$63,506	$-	$-	$124,559
Depletion	7,154	16,372	-	-	23,526
Balance at December 31, 2018	$68,207	$79,878	$-	$-	$148,085

Net Book Value at December 31, 2018	$53,418	$95,731	$155,854	$7,797	$312,800

During the three months ended March 31, 2019, the Company capitalized $724 (three months ended March 31, 2018 - $135) of interest related to the construction of the Lindero Project.

The assets of the Caylloma Mine, San Jose Mine and the Lindero Project and their holding companies, are pledged as security under the Company’s credit facility.

9.	Plant and Equipment

	Machinery and equipment	Buildings and leasehold improvements	Furniture, other equipment and transport units	Assets under lease	Capital work in progress - Lindero	Capital work in progress	Total
COST
Balance at December 31, 2018	$74,188	$141,318	$11,066	$13,411	$52,964	$6,140	$299,087
Initial adoption IFRS 16	-	-	-	7,316	-	-	7,316
Balance at January 1, 2019	$74,188	$141,318	$11,066	$20,727	$52,964	$6,140	$306,403
Additions	263	18	766	-	25,925	1,571	28,543
Changes in closure and reclamation provision	81	-	-	-	-	-	81
Disposals	(223)	-	(23)	-	-	-	(246)
Reclassifications	-	735	1,050	-	(1,754)	(31)	-
Balance at March 31, 2019	$74,309	$142,071	$12,859	$20,727	$77,135	$7,680	$334,781

ACCUMULATED DEPRECIATION
Balance at December 31, 2018	$35,843	$65,547	$5,390	$107	$-	$-	$106,887
Disposals	(1)	-	(23)	-	-	-	(24)
Depreciation	1,813	2,817	418	1,087	-	-	6,135
Balance, March 31, 2019	$37,655	$68,364	$5,785	$1,194	$-	$-	$112,998

Net Book Value at March 31, 2019	$36,654	$73,707	$7,074	$19,533	$77,135	$7,680	$221,783

(1)	The Company leases various pieces of equipment that were previously been classified as finance leases under IAS 17. For these finance leases the carrying amount at January 1, 2019 of the right-of-use asset of $13,411 and of the lease liability of $8,767 were determined based on the carrying amount of the asset under finance lease and finance lease liability, respectively, under IAS 17 immediately before that date.

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Machinery and equipment	Buildings and leasehold improvements	Furniture, other equipment and transport units	Equipment under finance lease	Capital work in progress - Lindero	Capital work in progress	Total
COST
Balance at December 31, 2017	$62,217	$131,738	$7,478	$7,295	$4,360	$8,561	$221,649
Additions	3,122	390	7,405	-	59,356	8,858	79,131
Changes in closure and reclamation provision	550	-	-	-	-	-	550
Disposals	(1,859)	-	(358)	(26)	-	-	(2,243)
Reclassifications	10,158	9,190	(3,459)	6,142	(10,752)	(11,279)	-
Balance at December 31, 2018	$74,188	$141,318	$11,066	$13,411	$52,964	$6,140	$299,087

ACCUMULATED DEPRECIATION
Balance at December 31, 2017	$27,570	$52,353	$4,552	$3,510	$-	$-	$87,985
Disposals	(1,719)	-	(295)	(26)	-	-	(2,040)
Reclassifications	3,152	538	18	(3,708)	-	-	-
Depreciation	6,840	12,656	1,115	331	-	-	20,942
Balance, December 31, 2018	$35,843	$65,547	$5,390	$107	$-	$-	$106,887

Net Book Value at December 31, 2018	$38,345	$75,771	$5,676	$13,304	$52,964	$6,140	$192,200

10.	Investment in Associates

As at March 31, 2019, investments in associates were comprised of:

	Proportion of ownership held		Market Value ($C)
Name	March 31, 2019	December 31, 2018	March 31, 2019	December 31, 2018
Medgold Resources Corp. ("Medgold")	22%	22%	$3,373	$2,740
Prospero Silver Corp. ("Prospero")	27%	27%	$1,082	$927

Medgold and Prospero are Canadian public companies which both trade on the TSX Venture Exchange under the ticker symbols MED and PSL, respectively, and are quoted in Canadian dollars (“C$”). Medgold’s principal business activity is the acquisition and exploration of resource properties in Serbia and Prospero’s principal business activity is the acquisition and exploration of resource properties in Mexico.

	Medgold	Prospero	Total
Balance at December 31, 2017	$2,694	-	$2,694
Prospero shares and warrants presented as marketable securities, December 31, 2017	-	556	556
Fair value adjustments prior to May 18, 2018	-	(99)	(99)
Exercise of warrants	-	624	624
Purchase of additional shares	249	274	523
Share of net income (loss)	132	(153)	(21)
Balance at December 31, 2018	3,075	1,202	4,277
Share of net income (loss)	(57)	(14)	(71)
Balance at March 31, 2019	$3,018	$1,188	$4,206

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Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

11.	Assets held for sale

Changes to assets held for sale during the three months ended March 31, 2019 are as follow:

Balance as at December 31, 2017	$1,701
Transfer from property, plant and equipment	194
Dispositions	(107)
Write-downs	(691)
Balance at December 31, 2018	1,097
Dispositions	(25)
Balance at March 31, 2019	$1,072

12.	Long-term Receivables

As at March 31, 2019, there was $20,318 (December 31, 2018 - $15,241) of long-term receivables consisting of $19,009 of value added tax recoverable from expenditures related to the construction of the Lindero project in Argentina and $1,307 receivable from SUNAT in Peru (note 29). The Company expects to recover the value added tax amount once commercial production at the Lindero Project has been declared.

13.	Deposits and Advances to Contractors

As at March 31, 2019, the Company has provided advances of $54,258 (December 31, 2018 – $42,938) to contractors related to the construction of the Lindero Project and $272 (December 31, 2018 – 141) on other capital projects at the Caylloma Mine.

14.	Trade and Other Payables

	March 31,	December 31,
	2019	2018
Trade accounts payable	$10,719	$14,099
Lindero construction payables	20,489	13,549
Refundable deposits to contractors	1,217	1,091
Payroll payable	12,162	12,696
Mining royalty	285	890
Value added taxes payable	499	-
Interest payable	200	189
Due to related parties (note 15)	15	17
Other payables	2,531	931
Derivative liability	486	224
Deferred share units payable	3,203	3,116
Restricted share units payable	637	1,932
Total trade and other payables	$52,443	$48,734

Page | 13

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

15.	Related Party Transactions

In addition to the related party transactions and balances disclosed elsewhere in these financial statements, the Company entered into the following related party transactions during the three months ended March 31, 2019 and 2018:

a) Purchase of Goods and Services

During the three months ended March 31, 2019 and 2018, the Company entered into the following related party transactions with Gold Group Management Inc. and Mill Street Services Ltd., companies with directors in common with the Company.

	Three months ended March 31,
	2019	2018
Personnel costs	$3	$72
General and administrative expenses	85	145
	$88	$217

The Company has outstanding balances payable with Gold Group Management Inc. of $15. As at March 31, 2019 (December 31, 2018 - $17). Amounts due to related parties are due on demand, and are unsecured.

b) Key Management Personnel

	Three months ended March 31,
	2019	2018
Salaries and benefits	$1,367	$835
Directors fees	176	268
Consulting fees	34	34
Share-based payments	1,346	1,247
	$2,923	$2,384

16.	Lease Obligations

	Minimum lease payments
	March 31,	December 31,
	2019	2018
Less than one year	$6,963	$3,912
Between one and five years	10,296	5,744
	17,259	9,656
Less: future finance charges	(1,353)	(890)
Present value of minimum lease payments	$15,906	$8,766

Presented as:
Current portion	$6,533	$3,395
Non-current portion	9,373	5,371

Page | 14

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

17.	Other Liabilities

	March 31,	December 31,
	2019	2018
Restricted share units (note 19)	$112	$125
Other non-current liabilities	1,064	1,041
	$1,176	$1,166

18.	Reclamation and Closure Provisions

	Reclamation and closure provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Balance December 31, 2018	$10,800	$3,716	$1,427	$15,943
Changes in estimate	186	86	896	1,168
Reclamation expenditures	(101)	(25)	-	(126)
Accretion	100	76	10	186
Effect of foreign exchange changes	-	47	-	47
Balance March 31, 2019	10,985	3,900	2,333	17,218
Less: Current portion	1,217	160	-	1,377
Non-current portion	$9,768	$3,740	$2,333	$15,841

	Reclamation and closure provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Balance January 1, 2018	$9,624	$4,100	$509	$14,233
Changes in estimate	1,266	(624)	896	1,538
Reclamation expenditures	(559)	(123)	-	(682)
Accretion	469	361	22	852
Effect of foreign exchange changes	-	2	-	2
Balance December 31, 2018	10,800	3,716	1,427	15,943
Less: Current portion	682	159	-	841
Non-current portion	$10,118	$3,557	$1,427	$15,102

Reclamation and closure provisions represent the present value of reclamation costs related to mine and development sites. There have been no significant changes in requirements, laws, regulations, operating assumptions, estimated timing and amount of reclamation and closure obligations during the three months ended March 31, 2019.

	Reclamation and closure provisions
	Caylloma Mine	San Jose Mine	Lindero Project	Total
Anticipated settlement date	2022 - 2027	2025 - 2037	2029 - 2042
Undiscounted uninflated estimated cash flow	$11,163	$4,991	$2,380	$18,534
Estimated life of mine (years)	10	6	14
Discount rate	3.71%	8.01%	2.63%
Inflation rate	2.00%	3.72%	2.20%

Page | 15

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

The Company is expecting to incur annual reclamation expenses throughout the mine life.

19.	Share Based Payments

(a) Deferred Share Units

	Number of Deferred Share Units	Fair Value
Outstanding, December 31, 2017	974,176	$5,094
Grants	101,612	482
Units paid out in cash	(225,724)	(1,251)
Change in fair value	-	(1,209)
Outstanding, December 31, 2018	850,064	3,116
Grants	111,804	405
Change in fair value	-	(318)
Outstanding, March 31, 2019	961,868	$3,203

(b) Restricted Share Units

	Cash Settled		Equity Settled
	Number of Restricted Share Units	Fair Value	Number of Restricted Share Units
Outstanding, December 31, 2017	980,476	$3,935	390,751
Grants	87,759	414	422,030
Units paid out in cash	(405,821)	(1,915)	-
Vested	-	-	(78,150)
Forfeited or cancelled	(3,029)	(15)	-
Changes in fair value and vesting	-	(362)	-
Outstanding, December 31, 2018	659,385	2,057	734,631
Grants	139,661	506	633,914
Units paid out in cash	(380,084)	(1,382)	-
Vested	-	-	(83,428)
Changes in fair value and vesting	-	(432)	-
Outstanding, March 31, 2019	418,962	$749	1,285,117
Current portion		637
Non-current portion		112
Outstanding, March 31, 2019		$749

The fair value per unit of the 633,914 (December 31, 2018 – 422,030) equity settled restricted share units granted during the three months ended March 31, 2019 was $3.62 (C$4.83) (year ended December 31, 2018 – between $4.71 (C$6.20) and $5.54 (C$7.15)).

Page | 16

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

(c) Performance Share Units

	Cash Settled		Equity Settled
	Number of Performance Share Units	Fair Value	Number of Performance Share Units
Outstanding, December 31, 2017	553,459	$2,691	-
Grants	-	-	1,002,166
Units paid out in cash	(553,459)	(2,596)	-
Change in fair value and vesting	-	(95)	-
Outstanding, December 31, 2018	-	-	1,002,166
Grants	-	-	422,609
Vested	-	-	(150,325)
Outstanding, March 31, 2019	-	$-	1,274,450

The fair value per unit of the 422,609 (December 31, 2018 – 1,002,166) equity settled performance share units granted during the three months ended March 31, 2019 was $3.62 (C$4.83) (year ended December 31, 2018 – $4.71 (C$6.20)).

20.	Share Capital

a) Authorized share capital

The Company has an unlimited number of common shares without par value authorized for issue.

b) Stock Options

The Company’s Stock Option Plan, as amended and approved from time to time, permits the Company to issue up to 12,200,000 stock options. As at March 31, 2019, a total of 1,574,403 common shares were available for issuance under the plan.

	Number of stock options	Weighted average exercise price
		Canadian dollars
Outstanding, December 31, 2017	1,155,527	$5.56
Exercised	(20,000)	0.85
Granted	648,502	6.21
Outstanding, December 31, 2018	1,784,029	5.85
Outstanding, March 31, 2019	1,784,029	$5.85
Vested and exercisable, December 31, 2018	826,680	$5.37
Vested and exercisable, March 31, 2019	1,147,156	$5.60

During the three months ended March 31, 2019, the Company expensed a total of $268, in share-based payments related to the vesting of stock options (three months ended March 31, 2018 – $324).

Page | 17

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

21.	Earnings per Share

	Three months ended March 31,
Basic	2019	2018
Net income for the period	$2,243	$13,754
Weighted average number of shares (000's)	159,971	159,637
Earnings per share - basic	$0.01	$0.09

	Three months ended March 31,
Diluted	2019	2018
Net income for the period	$2,243	$13,754

Weighted average number of shares (000's)	159,971	159,637
Incremental shares from options	13	128
Incremental shares from share units	2,348	-
Incremental shares from warrants	-	5
Weighted average diluted number of shares (000's)	162,332	159,770
Diluted earnings per share	$0.01	$0.09

As at March 31, 2019, there were 1,503,044 and 1,266,196 anti-dilutive share units and options, respectively, excluded from the above calculation (March 31, 2018 – nil).

22.	Sales

The Company’s geographical analysis of revenue from contracts with customers, attributed based on the location of the products produced, is as follows:

By-product and geographical area

	Three months ended March 31, 2019
	Peru	Mexico	Total
Silver-gold concentrates	$-	$41,373	$41,373
Silver-lead concentrates	10,244	-	10,244
Zinc concentrates	8,978	-	8,978
Provisional pricing adjustments	362	(1,966)	(1,604)
Sales to external customers	$19,584	$39,407	$58,991

	Three months ended March 31, 2018
	Peru	Mexico	Total
Silver-gold concentrates	$-	$51,205	$51,205
Silver-lead concentrates	11,369	-	11,369
Zinc concentrates	14,371	-	14,371
Provisional pricing adjustments	(964)	(5,539)	(6,503)
Sales to external customers	$24,776	$45,666	$70,442

Page | 18

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

23.	Cost of Sales

	Three months ended March 31, 2019
	Caylloma	San Jose	Total
Direct mining costs	$8,079	$14,552	$22,631
Salaries and benefits	1,739	1,761	3,500
Workers' participation	278	655	933
Depletion and depreciation	3,064	6,588	9,652
Royalties	47	741	788
	$13,207	$24,297	$37,504

	Three months ended March 31, 2018
	Caylloma	San Jose	Total
Direct mining costs	$8,701	$14,407	$23,108
Salaries and benefits	1,617	1,428	3,045
Workers' participation	549	944	1,493
Depletion and depreciation	3,301	7,264	10,565
Royalties	62	832	894
	$14,230	$24,875	$39,105

24.	Selling, General, and Administration

	Three months ended March 31,
	2019	2018
Selling, general and administrative	$4,982	$5,287
Workers' participation	223	330
	5,205	5,617
Share-based payments	1,316	1,278
	$6,521	$6,895

25.	Interest and Finance Income (Cost), Net

	Three months ended March 31,
	2019	2018
Interest income	$763	$639
Interest expense	(321)	(388)
Stand by and commitment fees	(123)	(88)
Accretion expense	(176)	(178)
Loss on debt restructure	-	(465)
	$143	$(480)

Page | 19

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

26.	Segmented Information

The following summary describes the operations of each reportable segment:

•	Bateas – operates the Caylloma silver, lead, and zinc mine
•	Cuzcatlan – operates the San Jose silver-gold mine
•	Mansfield – development of the Lindero Project
•	Corporate – corporate stewardship

	Three months ended March 31, 2019
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$19,584	$39,407	$-	$58,991
Cost of sales before depreciation and depletion	-	(10,143)	(17,709)	-	(27,852)
Depreciation and depletion in cost of sales	-	(3,064)	(6,588)	-	(9,652)
Selling, general, and administration	(4,004)	(996)	(1,521)	-	(6,521)
Other expenses	(189)	(351)	(627)	(2,886)	(4,053)
Finance items	(170)	(1,373)	125	-	(1,418)
Segment (loss) profit before taxes	(4,363)	3,657	13,087	(2,886)	9,495
Income taxes	(190)	(1,088)	(4,396)	(1,578)	(7,252)
Segment (loss) profit after taxes	$(4,553)	$2,569	$8,691	$(4,464)	$2,243

	Three months ended March 31, 2018
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Revenues from external customers	$-	$24,776	$45,666	$-	$70,442
Cost of sales before depreciation and depletion	-	(10,929)	(17,611)	-	(28,540)
Depreciation and depletion in cost of sales	-	(3,301)	(7,264)	-	(10,565)
Selling, general, and administration	(4,061)	(1,078)	(1,756)	-	(6,895)
Other income (expenses)	99	(17)	(2,096)	-	(2,014)
Finance items	(817)	488	221	-	(108)
Segment (loss) profit before taxes	(4,779)	9,939	17,160	-	22,320
Income taxes	(186)	(3,511)	(4,681)	(188)	(8,566)
Segment (loss) profit after taxes	$(4,965)	$6,428	$12,479	$(188)	$13,754

	March 31, 2019
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Total assets	$69,970	$136,479	$250,618	$339,651	$796,718
Total liabilities	$80,571	$40,250	$34,779	$35,178	$190,778
Capital expenditures (three months)	$249	$3,276	$3,062	$34,757	$41,344

	December 31, 2018
	Corporate	Bateas	Cuzcatlan	Mansfield	Total
Total assets	$31,739	$174,985	$286,621	$293,172	$786,517
Total liabilities	$84,575	$35,568	$38,220	$25,350	$183,713
Capital expenditures (twelve months)	$1,448	$16,400	$16,224	$83,335	$117,407

Page | 20

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

27.	Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (interest rate, yield curves), or inputs that are derived principally from or corroborated observable market data or other means. Level 3 inputs are unobservable (supported by little or no market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

The following sets up the methods and assumptions used to estimate the fair value of Level 2 and Level 3 financial instruments.

Financial asset or liability	Methods and assumptions used to estimate fair value

Trade receivables	Trade receivables arising from the sales of metal concentrates are subject to provisional pricing, and the final selling price is adjusted at the end of a quotational period. We mark these to market at each reporting date based on the forward price corresponding to the expected settlement date.

Interest rate swaps, and metal contracts	Fair value is calculated as the present value of the estimated contractual cash flows. Estimates of future cash flows are based on quoted swap rates, futures prices and interbank borrowing rates. These are discounted using a yield curve, and adjusted for credit risk of the Company or the counterparty.

Marketable securities – warrants	The Company determines the value of the warrants using a Black-Scholes valuation model which uses a combination of quoted prices and market-derived inputs, such as volatility and interest rate estimates. Fair value changes on the warrants are charged to profit and loss.

During the three months ended March 31, 2019 there were no transfers of amounts between Level 1, Level 2, and Level 3 of the fair value hierarchy. The following tables show the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not measured at fair value is not presented if the carrying amount is a reasonable approximation of fair value.

Page | 21

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Carrying value				Fair value
March 31, 2019	Fair Value (hedging)	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Trade receivables concentrate sales	$-	$31,439	$-	$31,439	$-	$31,439	$-	$-
Metal forward sales contracts	-	309	-	309	-	309	-	-
	$-	$31,748	$-	$31,748	$-	$31,748	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$112,941	$112,941	$-	$-	$-	$112,941
Other receivables	-	-	3,287	3,287	-	-	-	3,287
	$-	$-	$116,228	$116,228	$-	$-	$-	$116,228

Financial liabilities measured at Fair Value
Interest rate swap liability	$(486)	$-	$-	$(486)	$-	$(486)	$-	$-
	$(486)	$-	$-	$(486)	$-	$(486)	$-	$-

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(27,965)	$(27,965)	$-	$-	$-	$(27,965)
Payroll payable	-	-	(14,734)	(14,734)	-	-	-	(14,734)
Share units payable	-	-	(3,952)	(3,952)	-	(3,952)	-	-
Finance lease obligations	-	-	(9,236)	(9,236)	-	-	-	(9,236)
Bank loan payable	-	-	(69,338)	(69,338)	-	(70,000)	-	-
Other payables	-	-	(11,399)	(11,399)	-	-	-	(11,399)
	$-	$-	$(136,624)	$(136,624)	$-	$(73,952)	$-	$(63,334)

Page | 22

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

	Carrying value				Fair value
December 31, 2018	Fair Value (hedging)	Fair value through profit or loss	Amortized cost	Total	Level 1	Level 2	Level 3	Carrying value approximates Fair Value
Financial assets measured at Fair Value
Trade receivables concentrate sales	$-	$28,132	$-	$28,132	$-	$28,132	$-	$-
Interest rate swap asset	(224)	-	-	(224)	-	(224)	-	-
Metal forward sales contracts	-	2,646	-	2,646	-	2,646	-	-
	$(224)	$30,778	$-	$30,554	$-	$30,554	$-	$-

Financial assets not measured at Fair Value
Cash and cash equivalents	$-	$-	$90,503	$90,503	$-	$-	$-	$90,503
Other receivables	-	-	3,179	3,179	-	-	-	3,179
	$-	$-	$93,682	$93,682	$-	$-	$-	$93,682

Financial liabilities not measured at Fair Value
Trade payables	$-	$-	$(24,219)	$(24,219)	$-	$-	$-	$(24,219)
Payroll payable	-	-	(14,976)	(14,976)	-	-	-	(14,976)
Share units payable	-	-	(5,173)	(5,173)	-	(5,173)	-	-
Finance lease obligations	-	-	(8,766)	(8,766)	-	-	-	(8,766)
Bank loan payable	-	-	(69,302)	(69,302)	-	(70,000)	-	-
Other payables	-	-	(4,030)	(4,030)	-	-	-	(4,030)
	$-	$-	$(126,466)	$(126,466)	$-	$(75,173)	$-	$(51,991)

Page | 23

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

28.	Supplemental cashflow information

The changes in liabilities arising from financing activities, including both changes arising from cash flows and non-cash changes were as follows:

	Bank Loan	Loan and lease obligation	Interest rate swaps
As at January 1, 2018	$39,871	906	(140)
Transaction costs	(1,338)	-	-
Loss on debt modifications	653	-	-
Interest	116	-	228
Principal payments	-	(1,932)	-
Additions	30,000	9,792	-
Changes in fair value	-	-	(312)
As at December 31, 2018	69,302	8,766	(224)
Initial recognition of IFRS 16	-	7,316	-
As at January 1, 2019	69,302	16,082	(224)
Interest	36	280	-
Principal payments	-	(2,119)	-
Additions	-	1,650	-
Foreign exchange	-	13	-
Changes in fair value	-	-	(262)
As at March 31, 2019	$69,338	$15,906	$(486)

29.	Contingencies and Capital Commitments

(a) Caylloma Letter of Guarantee

The Caylloma Mine closure plan was updated in December 2018, with total undiscounted closure costs of $11,431 consisting of progressive closure activities of $3,646, final closure activities of $7,156, and post-closure activities of $790. Pursuant to the closure regulations, the Company is required to provide the following guarantees with the government:

•	2019 – $7,237
•	2020 – $9,704

The Company has established a bank letter of guarantee in the amount of $7,237 on behalf of Bateas in favor of the Peruvian mining regulatory agency, in compliance with local regulation and to collateralize Bateas’ mine closure plan. This bank letter of guarantee expires on December 31, 2019.

(b) San Jose Letter of Guarantee

The Company has established two letters of guarantee in the aggregate amount of $1,114 to fulfill its environmental obligations under the terms and conditions of the Environmental Impact Statements issued by the Secretaria de Medio Ambiente y Recursos Naturales (“SEMARNAT”) in 2009 in respect of the construction of the San Jose mine, and in 2017 with respect to the expansion of the dry stack tailings facility at the San Jose mine. The letters of guarantee expire on December 31, 2023 and June 15, 2022, respectively.

Page | 24

Fortuna Silver Mines Inc.

Notes to Condensed Interim Consolidated Financial Statements

For the three months ended March 31, 2019 and 2018

(Unaudited - Presented in thousands of US dollars – unless otherwise noted)

(c) Other Commitments

As at March 31, 2019, the Company had capital commitments of $106,194 for civil work, equipment purchases and other services at the Lindero Project expected to be expended within one year.

(d) Tax Contingencies

Peru

The Company has been assessed $1,313, including interest and penalties of $872, for the tax year 2010 by SUNAT, the Peruvian tax authority, with respect to the deduction of certain losses arising from derivative instruments. The Company applied to the Peruvian tax court to appeal the assessments.

On January 22, 2019, the Peruvian tax court reaffirmed SUNAT’s position and denied the deduction. The Company believes the assessment is inconsistent with Peruvian tax law and that it is probable the Company will succeed on appeal through the Peruvian legal system. The Company has paid the disputed amount in full in order to stop additional interest from accruing, and is taking steps through the Peruvian legal system to appeal the decision of the Peruvian tax court.

No amounts have been accrued as at March 31, 2019 with respect to these tax assessments as the Company believes it is probable that the appeal will be successful.

(e) SGM Royalty

The Mexican Geological Service (“SGM”) has advised the Company that in 1993 the previous owner of one of the Company’s mineral concessions located at the San Jose Mine in Oaxaca, Mexico granted SGM a royalty of 3% of the billing value of minerals obtained from the concession. The Company was unaware of the existence of the royalty since it does not appear on the electronic title register (although it is listed in the official record books of the concessions of the Mining Registry), it was not disclosed to the Company by the prior owner at the time of sale, nor was it noted in any of the multiple legal title opinions obtained by the Company at the time of and since it acquired the concession. The Company has engaged three independent Mexican law firms and has obtained legal opinions from all three firms which confirm that there was no legal basis for the creation of the royalty and that it was invalidly created. All opinions confirm that it is more likely than not that the Company’s position will succeed in the event of a dispute. The Company has advised SGM that it is of the view that no royalty is payable and has taken administrative steps to remove reference to the royalty on the title register. No action has been started by the mining authority. In the event of a dispute, the Company would be required to pay the then claimed amount of the royalty to preserve the concession and would thereafter proceed with dispute proceedings. The amount of the royalty, if payable is materially less than cash and cash equivalents on hand and would not have a material adverse impact on the Company’s results of operations.

(f) Other Contingencies

The Company is subject to various investigations, royalties and other claims, legal, labor, and tax proceedings covering matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties, and it is possible that some of these matters may be resolved unfavorably for the Company. Certain conditions may exist as of the date the financial statements are issued that may result in a loss to the Company. None of these matters is expected to have a material effect on the results of operations or financial conditions of the Company.

Page | 25